EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE
REPORTS FULL YEAR 2011 RESULTS

Craft Brew reports net sales increase of 13 percent for 2011;
Significant gross profit growth of 34 percent for the full year;
Adjusted Net Income increases 94 percent to $3.2 million

Portland, Ore. (March 14, 2012) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: HOOK), an independent craft brewing company, reported net sales of $149.2 million and net income of $9.7 million for the year ended December 31, 2011 as compared with net sales of $131.7 million and net income of $1.7 million a year ago.  Adjusted net income for 2011 was $3.2 million, excluding the one-time gain on sale of Fulton Street Brewery, LLC (“FSB”), of $6.5 million, net of tax.  We reported $0.51 earnings per share on a fully diluted basis for the year as compared with $0.10 per share last year.  Adjusted earnings per share for 2011 was $0.17, excluding the one-time gain on sale of FSB, of $0.34 per share.

Significant financial highlights for the year ended December 31, 2011 include:

•	Net sales increased $17.5 million, or 13 percent, to $149.2 million compared with 2010
•	Depletion growth and non-contract shipment growth were each 7 percent for the full year
•	Gross profit percentage increased 470 basis points
•	Sales and marketing expense increased $7.6 million versus last year reflecting investments towards critical growth initiatives
•	Capital expenditures were $8.5 million as we continued to make strategic investments in systems and infrastructure

“We are pleased to see our 2011 top and bottom line results reflect improvements in our business driven by our significant investments in our innovative portfolio of beers and our marketing and sales capabilities.  Our primary focus remains to be true to our customers, by delivering the most diverse portfolio of high quality beers and brands in the industry, that provide unique beer experiences for all occasions,” said Terry Michaelson, CBA’s CEO.  “While the full year results indicate that our strategy has gained traction with consumers, we believe that there are further underlying strengths in our brands and strategy that have yet to be realized and will drive long-term profitable growth.”

Operating Results

Net sales for the year ended December 31, 2011 were $149.2 million, an increase of $17.5 million, or 13 percent, from net sales of $131.7 million for 2010. A combination of factors drove the increase, including increased shipments to wholesalers, a decrease in master distributor fees, price increases for our beers sold to wholesalers and an increase in revenues earned from our restaurants and pubs following the merger with Kona Brewing Co., Inc. (“KBC Merger”).

Craft Brew Alliance Reports Full Year Results for 2011

Total shipments for the year ended December 31, 2011 were 672,600 barrels, an increase of 64,800 barrels, or 11 percent, from 607,800 barrels for 2010, primarily reflecting the increase in shipments to wholesalers and growth in our contract brewing business.  Shipments growth excluding contract shipments was 7 percent.

Cost of sales as a percentage of net sales improved 470 basis points for the year ended December 31, 2011, reflecting the increased volumes, decreased distributor fees, elimination of costs related to the Kona Brewing alternating proprietorship, improved quality and capacity utilization and an increased selling price for our beers. These favorable factors were partially offset by increased shipping costs due to higher fuel prices in 2011 as compared with 2010.

Selling, general and administrative (“SG&A”) expense of $39.7 million for 2011 increased $9.8 million, or 33 percent, from $29.9 million for 2010.  This increase reflects our investment in critical new selling and marketing initiatives that have led to sales and profit growth.  The overall SG&A increase was also driven by costs related to the operations acquired in the KBC Merger.  We expect that the rate of increase in SG&A spending for 2012 will not be as significant as that seen during 2011.

“The full year 2011 results present a solid statement not only about our ability to drive brand development and sales capabilities, but also the CBA team’s ability to balance aggressive top line growth and investment while controlling overall spending to generate improved profitability,” said Mark Moreland, CBA’s CFO.  “We believe the current overall health of the business and our new marketing and sales initiatives will drive continued top and bottom line improvement for 2012.”

Cash Flow and Liquidity

Cash provided by operating activities was $6.7 million for the year ended December 31, 2011 compared with $10.8 million for 2010.  The $4.1 million decrease was primarily due to a one-time working capital fluctuation related to our sale of our investment in Fulton Street Brewery in May 2011 and increased inventory levels resulting from anticipated increases in demand.  Capital expenditures for the years ended December 31, 2011 and 2010 were $8.5 million and $4.7 million, respectively.  The capital expenditures for 2011 included projects designed to enhance our ability to provide a variety of package options in order to target our core brand offerings in our breweries, and improve our quality assurance and information technology systems, including continuing investments towards a company-wide demand planning and order management system.

Financial Outlook

We remain confident that our targeted investments into our brands, marketing and sales resources, in conjunction with our innovative, high-quality craft brewing capabilities, will support continued volume and revenue growth while generating improved bottom line results.

We currently anticipate results for the full year 2012 as follows:

•	Depletion growth in the high single digit percentage to low double digit range reflecting both continued strength of our brands and continued growth of the craft category.
•	Sales growth of approximately 10% to 12%.

Craft Brew Alliance Reports Full Year Results for 2011

•	Gross margin rate approximately 100 basis points lower than 2011, reflecting pressure from grain prices and assuming that fuel prices remain relatively consistent with recent levels.
•	SG&A expense ranging from $42 to $44 million, reflecting continued investment into sales and marketing initiatives.
•	Diluted earnings per share in the range of $0.20 to $0.25.
•	Capital expenditures of approximately $8.5 to $9.5 million, continuing our investments in capacity and efficiency improvements, and quality initiatives.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including the level or effect of increased SG&A expense, the amount of capital spending and the benefits or improvements to be realized from those capital projects, are forward-looking statements.  It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements.  Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2011.  Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

 About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed with the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA was joined by Kona Brewing Company in 2010. When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines.  To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981, and those colorful roots are reflected in the brand’s personality to this day.  The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local island brews with spirit, passion and quality.  As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture.

For more information, visit:  www.craftbrew.com.

Media Contact:	Investor Contact:
Ted Lane	Edwin Smith
LANE PR	Craft Brew Alliance, Inc.
(212) 302-5948	(503) 972-7884
Ted@lanepr.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Income
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2011	2010	2011	2010

Sales	$37,558	$32,788	$161,000	$140,852
Less excise taxes	2,631	2,466	11,803	9,121
Net sales	34,927	30,322	149,197	131,731
Cost of sales	25,142	22,528	104,011	98,064
Gross profit	9,785	7,794	45,186	33,667
as percentage of net sales	28.0%	25.7%	30.3%	25.6%
Selling, general and administrative expenses	9,253	8,471	39,742	29,938
Merger-related expenses	—	206	—	559
Operating income	532	(883)	5,444	3,170
Interest expense	(171)	(332)	(918)	(1,497)
Gain on sale of equity interest in Fulton Street Brewery, LLC	34	—	10,432	—
Income from equity investments, interest and other, net	1	224	734	1,113
Income before income taxes	396	(991)	15,692	2,786
Income tax provision	152	(358)	6,041	1,100
Net income	$244	$(633)	$9,651	$1,686

Earnings per share:
Basic and diluted earnings per share	$0.01	$(0.03)	$0.51	$0.10
Weighted average shares outstanding:
Basic	18,845	18,801	18,834	17,523
Diluted	18,942	18,801	18,931	17,568

Total shipments (in barrels):
Core Brands	141,300	136,700	623,300	584,700
Contract Brewing	10,800	6,100	49,300	23,100
Total shipments	152,100	142,800	672,600	607,800

Depletion growth rate (over the same period from the prior year)	4.0%	3.6%	6.5%	1.6%

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,
	2011	2010

Current assets:
Cash	$795	$164
Accounts receivable, net	13,326	10,514
Inventories	9,446	8,729
Deferred income tax asset, net	894	932
Other current assets and income tax receivables	2,816	3,233
Total current assets	27,277	23,572
Property, equipment and leasehold improvements, net	100,725	98,778
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,989	22,999
Total assets	$158,908	$158,266

Current liabilities:
Accounts payable	$10,994	$13,825
Accrued salaries, wages and payroll taxes	4,524	4,053
Refundable deposits	7,400	6,291
Other accrued expenses	1,436	1,378
Current portion of long-term debt and capital lease obligations	596	2,460
Total current liabilities	24,950	28,007
Long-term debt and capital lease obligations, net	13,188	24,675
Other long-term liabilities	16,261	11,388
Total common shareholders' equity	104,509	94,196
Total liabilities and common shareholders' equity	$158,908	$158,266

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Years Ended December 31,
	2011	2010
Cash Flows From Operating Activities:
Net income	$9,651	$1,686
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,204	7,044
Income from equity investments	(691)	(647)
Gain on sale of equity interest in Fulton Street Brewery, LLC	(10,432)	—
Deferred income taxes	5,025	1,082
Other, including stock-based compensation	331	(81)
Changes in operating assets and liabilities:
Accounts receivable	(1,976)	2,017
Inventories	(640)	1,445
Other current assets	418	590
Other assets	(495)	36
Accounts payable and other accrued expenses	(2,773)	(1,353)
Accrued salaries, wages and payroll taxes	471	(1,230)
Refundable deposits	635	209
Net cash provided by operating activities	6,728	10,798
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(8,488)	(4,669)
Proceeds from sale of property, equipment and leasehold improvements and other	120	160
Proceeds from the sale of equity interest in Fulton Street Brewery, LLC	15,527	—
Cash paid in merger with Kona Brewing Co., Inc. and related entities, net	—	(6,206)
Other	(28)	402
Net cash provided by (used in) investing activities	7,131	(10,313)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(5,751)	(1,505)
Net borrowings (repayments) under revolving line of credit	(7,500)	1,100
Issuance of common stock	23	127
Debt issuance costs	—	(54)
Net cash used in financing activities	(13,228)	(332)
Increase in cash	631	153
Cash, beginning of period	164	11
Cash, end of period	$795	$164

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Years Ended December 31,
	2011	2010

Net income	$9,651	$1,686
Interest expense	918	1,497
Income tax provision	6,041	1,100
Depreciation expense	6,897	6,494
Amortization expense	307	550
Gain on sale of equity interest in Fulton Street Brewery, LLC	(10,432)	-
Stock-based compensation	458	111
Other charges	-	559
Adjusted EBITDA	$13,840	$11,997

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management and because it is frequently used by the investment community to evaluate companies with substantial financial leverage.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.